Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”)
Suite 2300
200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

March 26, 2012

Item 3.	News Release

A press release announcing the material changes referred to in this report was disseminated by Marketwire on March 26, 2012, and both filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.	Summary of Material Change

On March 26, 2012 NovaGold announced Mr. Anthony P. Walsh was appointed to NovaGold's Board of Directors and Mr. James Philip resigned from the Board of Directors.

Item 5.	5.1 - Full Description of Material Change

On March 26, 2012, NovaGold announced the appointment of Mr. Anthony P. Walsh to NovaGold's Board of Directors, effective immediately.

Mr. Walsh has over twenty-five years of leadership experience in the mining industry where he held such senior positions as President and Chief Executive Officer of Miramar Mining Corporation, which in 2007 was sold to Newmont Mining Company, President and Chief Executive Officer of Sabina Gold and Silver Corporation and Senior Vice President and Chief Financial Officer of International Corona Corporation. Prior to joining the industry, he had a twelve- year tenure with Deloitte, Haskins & Sells, where he earned his Charted Accountant designation. Mr. Walsh currently serves on several Boards of Canadian exploration and development companies.

Mr. James Philip recently resigned from the Board for personal reasons. The Board wishes him all the best in his future endeavors and expresses its appreciation for his contribution to NovaGold where he served as a Director since 2003.

5.2 - Disclosure for Restructuring Transactions

None.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change and may be contacted by any of the Securities Commissions with respect to the change:

Elaine Sanders
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9.	Date of Report

April 2, 2012